Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Fatality at Guanaceví Mine

Vancouver, Canada –September 3, 2013 - Endeavour Silver Corp. (NYSE:EXK)(TSX:EDR) regrets to announce the death of a mine worker due to a fatal accident at the Guanaceví mine in Durango State, Mexico. The accident occurred on September 1 and was the result of a rock fall underground near a pump station at Porvenir Cuatro. This area remains closed while the Company and the Mexican authorities complete a full investigation. Other areas remain open and production has not been affected.

Bradford Cooke, CEO of Endeavour stated, “We are greatly saddened by this tragic accident and extend our sincere condolences to the victim’s family, friends and colleagues. Safety is a top priority for Endeavour and once the investigation is complete, Endeavour will review and implement any additional safety measures recommended to prevent such an accident from recurring.”

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Email: mbrown@edrsilver.com
Website: www.edrsilver.com